USVC Venture Capital Access Fund SC TO-I

EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I
(Form Type)

USVC Venture Capital Access Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	(1)	$2,750,000	0.0001381	$379.78
Fees Previously Paid		—		—

Total Transaction Valuation:		$2,750,000
Total Fees Due for Filing:				$379.78
Total Fees Previously Paid:				—
Total Fee Offsets:				—
Net Fee Due:				$379.78

Offering Note(s)

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to $2,750,000 (approximately 5% of the net assets of the Fund as of September 25, 2026).

Rule – N/A